September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael Pawluk, Esq.

Senior Special Counsel

Division of Investment Management –

Disclosure Review and Accounting Office

Re:	The Guardian Insurance & Annuity Company

Registration Statement on Form S-1

File No. 333-272291

Dear Mr. Pawluk:

This letter, which we have filed as Correspondence, responds to the Staff’s comment letter of July 27, 2023 with regard to the above-referenced Registration Statement on Form S-1. Along with this letter, we have included a revised prospectus reflecting the Company’s revisions in response to the Staff’s comments. A courtesy blackline reflecting the changes will be provided to the Staff.

For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. In appropriate instances, we have ‘separated’ the Staff’s comments to reflect multiple parts of a single numbered comment. Capitalized terms used herein have the same meaning as in the registration statement. For administrative reasons and in order to facilitate a smooth product launch, the Company would greatly appreciate responses to these comments on or about November 1, 2023. At the appropriate time, the Company will file a pre-effective amendment reflecting all revisions in response to Staff comments and any currently missing information, including any necessary financial statements. At that time, the Company will file an acceleration request in which it will seek effectiveness, which is anticipated to be in early 2024.

General

1.

Comment: We note that the registration statement is missing information and exhibits and contain bracketed disclosures. We may have comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: We confirm that all missing information, including the financial statements and all exhibits, will be included in a pre-effective amendment to the registration statement.

2.

Comment: Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Guardian will be solely responsible for any benefits or features associated with the Contract.

Response: There are currently no guarantees or support agreements with third parties to support any of the obligations under the Contract. The Company will be solely responsible for any benefits or features associated with the Contract.

3.

Comment: As is noted below, the prospectus uses a large number of defined terms, a considerable number of which are derivations of other defined terms. We believe such significant use of defined terms may impede understanding of the terms and features of the Contract. Please consider minimizing the number of these defined terms where possible, in a manner consistent with plain English principles, in order to avoid investor confusion.

Response: We have reduced the number of defined terms as requested. Where defined terms were derivations of other defined terms (e.g., “Cap with Par”), we have consolidated those derived terms into the definition of the main defined term.

4.	Comment: Where a comment is made as to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: We have made corresponding changes throughout wherever similar disclosure appears.

PROSPECTUS

Front Cover Page

5.	Comment: In the first paragraph, please add the following statement: “The prospectus describes all material rights and obligations of annuity purchasers under the Contract.”

Response: We have done so.

6.

Comment: In the second sentence of the first paragraph, please consider using a different term in lieu of “accumulate” (e.g., invest) in order to avoid the impression that the Contract allows multiple premiums to be paid over the life of the Contract. Please make similar changes where appropriate throughout (for example, in the first paragraph of the Summary section).

Response: We have done so.

7.

Comment: The Contract is styled as a “single premium” contract, but the “Premium Payments” subsection of the Summary notes a separate individual and cumulative premium dollar limit. Please revise the prospectus to clarify whether multiple premium payments are allowed and, if so, over what period. If only one premium payment is allowed or multiple payments are allowed but only over a limited period, please highlight that in the cover page.

Response: We have revised the disclosure in the “Premium Payment” subsection of the Summary and the “Purchasing the Contract” section to clarify that the reference to cumulative premiums is referring to premiums paid under other contracts issued by the Company combined with the single premium payment permitted under the Contract, the sum of which may not exceed $1,000,000 without prior approval.

8.

Comment: In the third paragraph, please give a brief description of what a “Strategy Term” is. For example, consider adding language after the first sentence to the effect of “Earnings and losses are calculated over the course of fixed periods, each referred to as a ‘Strategy Term’.”

Response: Respectfully, we note that the meaning of the term “Strategy Term” was identified in the preceding paragraph. We believe that the brief description of the term “Strategy Term” is more appropriate in this paragraph, which describes the investment options available under the Contract. We have revised the second paragraph to include the Staff’s more descriptive explanation of the term.

9.

Comment: Also in the third paragraph, please include a general statement on how gains and losses are calculated at the end of a Strategy Term. For example, consider adding a sentence to the effect of “We apply earnings and losses at the end of a Strategy Term to your investment, after adjusting for any applicable downside protection and limit on upside potential.”

Response: As stated in our response to Comment #8 above, respectfully, we believe a brief description of the investment options available under the Contract is more appropriate in the second paragraph. Accordingly, we have included a general statement of how gains and losses are calculated at the end of a Strategy Term in the second paragraph.

10.	Comment: In a new paragraph after the third paragraph, please add the following statements:

•

This is not an index fund or an investment in any underlying fund. Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives. You could lose money under the Contract.

•	The Company’s obligations under the Contract are subject to the creditworthiness and claims paying ability of the Company.

Response: We have done so.

Glossary

11.	Comment:

(a) Please consider minimizing the use of multiple defined terms when defining a particular defined term. For example, the definition of “Cap Rate with Participation Rate (“Cap with Par”) Strategy” includes multiple defined terms that are not intuitively understood without referring separately to the definition for that term.

Response: As stated in our response to Comment #3, we have consolidated the definitions of certain defined terms that are derivations of other terms into the main defined term to minimize the need to refer separately to other definitions.

(b) In addition, please consider minimizing use of the term “Strategy” in multiple defined terms to avoid investor confusion and misunderstanding.

Response: We have done so.

12.	Comment: The first sentence in the definition for “Buffer/Buffer Rate” appears to refer to “Buffer.” Please revise that sentence to make that clearer.

Response: We have done so.

13.

Comment: In the definition of “Crediting Strategy,” please indicate what the components are (e.g., cap rate, index, participation rate, etc.). Please also supplementally clarify whether there are instances where there will be only one component to an IPCS.

Response: We have revised the definition of “Crediting Strategy” to clarify that the term “Crediting Strategy” itself is a component of an IPCS. We note that all of the components of an IPCS have been identified in the definition of “IPCS” and in the “IPCS” subsection of the “Investment Strategies” section in the prospectus. Specifically, the components of an IPCS include (i) an Index, (ii) a Strategy Term, (iii) a Protection Strategy, (iv) a Crediting Strategy, and (v) may include the Performance Lock feature. Of those components, only the Performance Lock feature may not be available at all times. However, as noted in our response to Comment #26(b) below, the Performance Lock option, when available, is available for the duration of the Strategy Term.

14.	Comment: Please consider including a definition of the term “Investment Strategy” as part of the Glossary.

Response: We have done so.

15.

Comment: The definition for “Performance Lock” states it is “not available for all of the IPCSs.” The Index Protection and Crediting Strategies subsection of the Investment Strategies section of the prospectus lists the Protection Lock as available for every IPCS listed. Please revise the definition to reconcile the apparent discrepancy.

Response: We have removed the column of the table that indicates the Performance Lock feature is available for every IPCS, as this will not always be the case, and revised the definition for “Performance Lock” to clarify that the Performance Lock feature may not be available in the future on certain or any IPCS options.

16.

Comment: Supplementally, please explain the use of the defined term “Protection Strategy” when there is only one such strategy under the Contract (i.e., buffers) or delete this defined term throughout.

Response: The Company believes that the term “Protection Strategy” is more naturally understood by investors as the component of the IPCS that protects them from a portion of the loss they would otherwise incur. In order to validate this general understanding and to facilitate the addition of other types of Protection Strategies the Company may choose to offer in the future (which we note would be added by post-effective amendment), we strongly prefer to maintain this defined term.

17.

Comment: As part of the definition of “Strategy Value Base,” please explain that “pro-rata” in this case means the Strategy Value Base is not reduced dollar for dollar, but rather in the same percentage that the withdrawal reduces the Strategy Interim Value and that this could reduce the Strategy Value Base by more than the dollar amount of the withdrawal.

Response: We have included an explanation of the pro-rata reduction of the Strategy Value Base for withdrawals and the effect of pro-rata reductions in the definition of “Strategy Value Base,” as well as further clarified the operation of the reduction.

18.

Comment: The Cap Rate definition refers to “a minimum guaranteed rate,” the Fixed Rate definition refers to “the minimum guaranteed rate,” and the definition for Participation Rate refers to “minimum guaranteed rates.” Please clarify in the Summary and in the sections for these terms what are these minimum rates with respect to both current and any future investment options.

Response: We have identified the minimum guaranteed rates in the Summary and revised the disclosure throughout the prospectus to clarify that these rates are guaranteed for the life of the Contract.

Summary

19.	Comment: Please re-phrase the second sentence of the first paragraph to state “The Contract may not be appropriate if you have a short time horizon and may take early or frequent withdrawals.”

Response: We have done so.

20.

Comment: In the row “Application Rate Lock,” the prospectus refers to an undefined phrase, “crediting rates,” which isn’t explained until page 13 of the prospectus. This should be defined or made clear in the Summary. In addition, it is unclear what references to “higher” and “lower” refer to. Please clarify this usage.

Response: We have included an explanation of crediting rates in the Summary and revised the disclosure in the “Application Rate Lock” row to clarify that “higher” and “lower” refer to the current effective crediting rates, which may be higher or lower than the crediting rates that were in effect at the time a prospective purchaser signed the application to purchase the Contract.

21.	Comment: In the Summary’s discussion of the Protection Strategies, please include the following additional disclosures:

•	Summary disclosures on how the Buffers are reset, and as to any notice or right to reject.

•	State the minimum downside exposure that would be applicable to any investment option under the Contract.

In addition, given that there are multiple strategies under the contract, please consider using a chart or other visual aid to describe the combination of options that are available.

Response: We have done so.

22.

Comment: In the first paragraph of the row “Crediting Strategies,” we note that the Glossary defines the term “Crediting Strategies” as potentially including multiple components of an IPCS, whereas this discussion suggests a Crediting Strategy is only one component of the IPCS. Please reconcile the two disclosures.

Response: As stated in our response to Comment 13, we have revised the definition of “Crediting Strategy” to clarify that it represents one component of an IPCS.

23.

Comment: Please revise the second paragraph of the row “Crediting Strategies” using Plain English principles. For example, the paragraph refers to a cap rate that is uncapped, and elsewhere refers to an “uncapped cap rate.” To avoid the potential for investor confusion, please revise the disclosure to avoid use of the phrases “Cap Rate that is uncapped” and “uncapped cap rate.” Please consider using the term “Cap Rate” to only refer to defined Cap Rates. Please also consider adding examples for clarity.

Response: We have revised the “Crediting Strategies” row to use the term “Cap Rate” only when the Cap Rate is defined. If no Cap Rate is declared, it is now referred to as having “no Cap Rate.” We have included brief examples to illustrate each of the possible combinations of Cap Rates and Participation Rates.

24.

Comment: This second paragraph also notes that with a “defined Cap Rate” strategy the Participation Rate will never exceed 100%. Please note in the Summary the consequences of having a Participation Rate of less than 100%.

Response: We note that the minimum guaranteed Participation Rate is 100%. This applies to all IPCS options with a Cap with Par Crediting Strategy. Accordingly, a Participation Rate of less than 100% could not occur under the Contract. We have revised the disclosure to clarify that (i) if a Cap Rate is declared, the Participation Rate will always be 100%, and (ii) if no Cap Rate is declared, the Participation Rate will be at least 100%, but may be higher.

25.

Comment: The third bullet in the “Crediting Strategies” row notes that a Participation Rate of more than 100% may accompany Crediting Strategies without a Cap. Please clarify whether the buffers available on those strategies can be expected to be the same as Strategies that have a defined Cap Rate.

Response: We have added disclosure explaining that the Buffer Rate under an IPCS option will remain the same regardless of the crediting rates that are declared for new Strategy Terms.

26.	Comment:

(a) In the row “Performance Lock,” please clarify the circumstances under which the Performance Lock will not be available.

Response: We have added clarifying disclosure throughout the prospectus that Contract Owners will be notified of the investment options available to them, including the availability of the Performance Lock feature, at least 30 days prior to each Contract Anniversary and how investors can inquire about the availability of Performance Lock. We note that the Performance Lock feature would not be available for a new Strategy Term when the Company is unable to offer competitive crediting rates together with Performance Lock.

(b) Also, please confirm supplementally that a Performance Lock announced for a segment is available for the life of the segment.

Response: We confirm that the Performance Lock feature, when available under an IPCS, is available for the duration of the Strategy Term. For clarity, we have added disclosure reflecting this throughout the prospectus.

(c) In addition, in the penultimate sentence of the first paragraph, please clarify what is meant by “in advance” and how notice can be provided.

Response: We have done so.

(d) Lastly, please revise the last sentence to cross-reference the Strategy Interim Value subsection of the Contract Value section of the prospectus as the location where the reader can find more information.

Response: We have done so.

27.

Comment: Please provide in bold the following disclosure in the “Contract Value” row: “An investor should call [toll-free phone number] to request the impact of an early distribution on contract values, although values are calculated at the end of each business day and may be more or less than the values quoted at the time of the call.”

Response: We have done so.

28.

Comment: In the first paragraph in the row “Charges for Early Withdrawals,” please briefly describe what the “free withdrawal amount” is in this section, as the term is not defined until much later in the prospectus.

Response: We have done so.

29.

Comment: Please move the third paragraph in the row “Charges for Early Withdrawals” relating to adjustments made as a part of Strategy Interim Value determinations to a separate row entitled “Interim Value Adjustments” or something similar. In addition, please retitle the section “Charges and Fees” as “Charges, Fees, and Adjustments.”

Response: We have done so.

30.	Comment:

(a) This third paragraph notes that Strategy Interim Value calculations could result in gains or losses more adverse than what would result on the Term End Date. Please include a brief summary as to why this is the case (e.g., the Strategy Interim Value is not a point to point calculation but rather a current value estimate of the Strategy Value on the Term End Date). Please also note in bold the sentence that the calculation could result in a loss at the time of the calculation even if the change in the index to that point in time is positive.

Response: We have done so.

(b) In addition, please note that the base used to calculate Strategy Interim Value, called the Strategy Value Base, is reduced on a proportional basis for withdrawals taken during the term, and summarize what is the proportion used as well as the effect of this approach when the index is down at the time of the withdrawal.

Response: We have done so.

(c) Further, please note here, as is done in the Glossary, the transactions taken during the course of a Term for which the Strategy Interim Value is used to determine availability.

Response: We have done so.

31.

Comment: The Summary section only refers to certain risks of investing in the Contract, while the Risks section contains a more fulsome discussion of those risks. To avoid investor confusion, please consistently disclose the risks in each section, or consider whether a single risk section would be more appropriate.

Response: We have removed the Risks section from the Summary so that there is a single risk section.

32.	Comment: In the Investments row of the “Restrictions” subsection, please summarize what happens if reallocation instructions are not timely provided.

Response: We have done so.

33.

Comment: In the subsection “Restrictions,” please move the disclosures beginning with “We reserve the right” and the bullet points that follow to earlier in the Summary before “Death Benefits.” In addition, please summarize here the disclosure later in the prospectus that the index may change in the middle of the Term and, if it does, that segment performance will be recalculated using the new index as of the start of the term.

Response: We have moved the bulleted disclosure to earlier in the Summary as requested and included a brief explanation regarding how Index Performance is calculated when the Index is substituted during the Strategy Term as well as a cross-reference to where more information can be located. In this regard, we note that the Index Performance is not recalculated using the new Index as of the Term Start Date. Instead, the Index Performance calculation reflects the performance of the new Index as of the substitution date.

Risk Factors

34.	Comment: Please consider, to the extent necessary, reordering the various risks in this section to prioritize those risks by order of importance.

Response: We have done so.

35.	Comment: Please note the following in the Risk of Loss subsection:

•	The limits on downside loss are for the duration of the segment or for a specified period such as one year.

•	Amounts held for multiple segments can result in larger losses than that indicated by the stated limit for a single segment.

Response: Respectfully, the Company believes that the risks described in the Staff’s bullets are likely more appropriately addressed in the “Protection Strategies” subsection that immediately follows the “Risk of Loss” subsection. Accordingly, the Company has instead added disclosure that addresses the points covered in the Staff’s bullets in the “Protection Strategies” subsection.

36.	Comment: Please note the following in the Strategy Interim Value subsection:

(a)

•

Because of adjustments and charges that are imposed when amounts are withdrawn either before the end of a surrender charge period or the end of a segment, these withdrawals can result in a loss of principal even if index performance has been positive.

Response: We have done so.

(b)

•

Ongoing contract charges associated with amounts invested in the Contract could cause amounts available for withdrawal to be less than what has been invested, even if index performance has been positive.

Response: Respectfully, the Company declines to include this revision. There are no ongoing contract charges associated with amounts invested in the Contract. The only charges under the Contract are surrender charges and premium tax deductions, neither of which are ongoing charges. Of course, please advise if we have misinterpreted this comment.

(c)

•

A statement noting the risk that a withdrawal will reduce the balance on which the Strategy Interim Value is based by more than the dollar amount of the withdrawal if the index has declined relative to the start of the segment.

Response: We have done so.

(d)

•	A statement noting that a withdrawal will generally have more of an adverse consequence on the remaining Strategy Interim Value the earlier in the segment a withdrawal is taken.

Response: We have included a statement that withdrawals may have more of an adverse impact on the remaining Interim Value the earlier in the Strategy Term a withdrawal is taken. Respectfully, the Company does not believe the subject sentence is true when framed as a general statement, as the time remaining in the Strategy Term is one of several market factors that can contribute to the adverse consequences of taking a withdrawal before the Term End Date. Of course, please advise if we have misinterpreted this comment.

37.

Comment: The Availability of IPCS Options subsection states that the registrant intends always to offer a particular specified option. Please clarify supplementally if there are circumstances under which you may not offer an indexed option in the future. We may have additional comments based on your response.

Response: The Company will always offer at least one indexed option. The use of the term “intends” in the subject sentence is to account for the possibility that the S&P 500 Index becomes unavailable or we are unable to maintain a licensing agreement with the Index publisher, in which case we would replace the S&P 500 Index with a new index option in the IPCS.

38.	Comment: Please note the following in the Risks Related to the Indices subsection:

•

The index does not reflect dividends paid on the securities comprising the index, and therefore the index return does not fully reflect the performance of the underlying securities, and will underperform similar portfolios from which dividends are reinvested.

Please also clarify supplementally the extent to which any of the indices permit the use of discretion in determining the components and weights of the indices.

Response: We have included the disclosure in the “No Dividends” bullet of the “Risks Related to the Indices” subsection as requested. Each of the Indices is systematic, and the use of discretion in Index’s calculation is limited to certain disruptive or extraordinary events as detailed in the respective Index rules.

Investment Strategies

39.

Comment: In the Strategy Terms subsection, the prospectus states how new crediting rates for a new Term can be obtained. Please clarify how far in advance of the Term End Date the crediting rates will become available, how far in advance of the Term End Dates must reallocation instructions be received, and how those reallocation instructions must be sent.

Response: We have done so.

40.

Comment: In the Performance Lock subsection, the prospectus states that investors can “provide .... in advance” to the registrant a stated target percent increase that would trigger a Performance Lock. Please clarify here and in all cases how those notices may be sent, where they must be sent and when they must be received. In addition, please be consistent in referring to where they may be sent, whether it is to the Customer Service Office or otherwise.

Response: We have done so.

41.

Comment: In the third bullet under the last paragraph of the Performance Lock subsection, the prospectus states, “no Crediting or Protection Strategy will be applied at ... reallocation on the next Contract Anniversary....” This suggests that no IPCS is available on a new Term that begins on the following Contract Anniversary after a Term in which the Performance Lock was exercised. Please clarify what is intended.

Response: We have revised the subject sentence throughout to clarify that the Crediting and Protection Strategies will not be applied to a locked-in IPCS at any time, including at the time the Performance Lock option is exercised, on the next Contract Anniversary when the locked-in value may be reallocated, or on the Term End Date for the locked-in IPCS.

Contract Value

42.	Comment:

(a) The first sentence in the first paragraph of the Strategy Value Base subsection states that the Strategy Value Base is used to determine the Strategy Maturity Value on the Term End Date. Please also note here that the Strategy Value Base is also used to determine Strategy Interim Value.

Response: We have done so.

(b) In addition, the following sentence refers to Index Strategy Values “that have not yet matured.” Please revise this sentence for plain English.

Response: We have done so.

(c) In addition, please note here, as the following examples demonstrate, that the percentage change in the total Strategy Value Base resulting from index changes is applied to each IPCS and the Fixed Rate Strategy.

Response: We have made changes to the disclosure to reflect that the Strategy Value Base for each IPCS is reduced in proportion to the percentage reduction in the Index Strategy Value for the IPCS. However, the reduction of the Strategy Value Base for any IPCS is not applied to the Fixed Rate Strategy. We note that, because withdrawals are first taken from the Fixed Rate Strategy until it is depleted, a withdrawal that would reduce the Strategy Value Base of the IPCS options could only occur if there is no value in the Fixed Rate Strategy. We have added disclosure to clarify that the Strategy Value Base of each IPCS option will be affected by a withdrawal because withdrawals are taken proportionally from these IPCS options.

(d) Further, in the last sentence of this first paragraph, please clarify the circumstance when the proportional reduction in the Strategy Value Base referred to in the sentence can occur (i.e., when index performance has been negative). Please also note here that the effect of a proportional reduction when index performance is positive is demonstrated in Example 1 and that the effect when index performance is negative is demonstrated in Example 2.

Response: We have clarified the circumstances when the proportional reduction in the Strategy Value Base would be greater than the amount withdrawn. We note, however, that although the Index Performance is a main driver of the Interim Value, it is not determinative, and it is possible that the proportional reduction would occur even when the Index Performance has been positive.

43.	Comment:

(a) In the Strategy Interim Value subsection, the prospectus states the three components that determine Strategy Interim Value (i.e., the Fixed Income Asset Proxy, the Derivative Asset Proxy and the Trading Cost Provision). Please note, as is noted in the definition, that Strategy Interim Value is used to determine the amounts available for the various transactions noted in the definition for Strategy Interim Value that may occur during the course of a Term.

Response: We have done so.

(b) In addition, please clarify in the Summary in plain English that the Strategy Interim Value will be reduced for trading costs relating to opening and closing the derivatives positions that are part of the Derivative Asset Proxy and provide an estimate of what those costs will be in the Fees, Expenses and Adjustments subsection of the Summary.

Response: We have added clarifying disclosure regarding the Trading Cost Provision of the Interim Value calculation as requested (although we note that the Trading Cost Provision relates only to closing the derivatives positions). However, after careful consideration, the Company respectfully declines to provide an estimate of the Trading Cost

Provision. The Trading Cost Provision is an estimate of the costs that would be included in the quote for the bid or ask price of an option package (i.e., the price at which a bank would be willing to sell or buy the option package) on top of the fair value when the option package can be held until maturity (i.e., the “mid price,” which is the value of the Derivative Asset Proxy), and can be highly market dependent. The Company notes that the Trading Cost Provision is intended to be cost neutral and the Company does not intend to profit or incur a loss from the Trading Cost Provision. In lieu of a numerical estimate, the Company has included the following disclosure to clarify the circumstances that would increase the Trading Cost Provision: “The Trading Cost Provision tends to be higher in volatile markets and especially during a financial crisis.”

(c) Further, the sentence noting that the Derivatives Asset Proxy is designed to replicate what a Strategy Credit Rate is should be revised to clarify that replication is of what the Strategy Credit Rate would be at the Term End Date.

Response: We have done so.

44.	Comment:

(a) The Strategy Interim Value Examples subsection provides examples of Strategy Interim Value calculations halfway into a Term End Date. To show the effect of an earlier versus a later calculation, please provide examples early and later in a segment. To avoid a large number of examples, please consider using only one up-market data point and one down-market data point.

Response: We have done so.

(b) Separately, this subsection lays out, at the beginning of the examples, assumptions needed to derive the Derivative Asset Proxy using a Black Scholes formula, which the prospectus does not discuss. Instead of laying out these assumptions at the start of the examples, please include a footnote to the Derivative Asset Proxy stating to the effect that the Proxy Value is derived using a standard options valuation formula, leaving a description of the assumptions to an appendix.

Response: We have done so.

Reallocations And Withdrawals

45.	Comment: Please make the following revisions to the Reallocations subsection:

•

In the second sentence of the first paragraph, stating that any locked in Index Strategy Value may be reallocated on the next Contract Anniversary, add “whether this Contract Anniversary is a Term End Date or not.”

•	Clarify what is intended by the phrase “as applicable” in the third sentence of the first paragraph.

•	Clarify what is intended by the phrase, “applicable Crediting Strategy” in the fourth sentence.

•	Revise the last sentence of the second paragraph and the first sentence of the next paragraph for plain English.

Response: We have done so. With respect to the Staff’s third bullet, we have removed the subject phrase to reduce confusion, as it was not necessary.

46.	Comment:

(a) In the second paragraph of the Withdrawals and Surrenders subsection, the prospectus notes in which order various Strategies are used to fund a withdrawal. Please provide an example demonstrating this sequence.

Response: We have done so.

(b) In addition, in the third paragraph of that subsection, the prospectus states that the only way to withdraw funds from “an IPCS” without the Performance Lock option before the Term End Date is to surrender the Contract. For clarity, please reiterate that funds in a locked in IPCS may be reallocated at the next Contract Anniversary.

Response: We have done so.

(c) Please also clarify that partial withdrawals will be taken pro rata from each IPCS.

Response: We have done so.

47.	Comment:

(a) The prospectus notes that Interim Strategy Value is used to determine amounts available for various withdrawal transactions over the course of the Term, yet the Effect of Withdrawals from an IPCS subsection provides no discussion of the effect of a withdrawal on the Interim Strategy Value or any examples demonstrating that effect. Please revise this section to address this deficiency.

Response: We have done so.

(b) In addition, change the statement at the end of the prior section referring readers to Appendix C for more information about the calculation of the Strategy Interim Value to include a reference to this revised subsection and to the earlier subsection that described Strategy Interim Value calculations without withdrawals.

Response: We have done so.

Appendix C

48.	Comment: Please revise the Derivative Asset Proxy subsection and the Trading Cost subsection to use plain English principles what is intended.

Response: We have done so.

Item 16 – Exhibits

49.

Comment: Item 601 of Regulation S-K describes certain exhibits that are not referred to in the registration statement’s response to Item 16 of Form S-1. Please include those references, noting as appropriate that a given exhibit requirement is not applicable, is incorporated by reference, or is being separately provided.

Response: We confirm that references to all exhibits described in Item 601 of Regulation S-K will be included in Part II of a pre-effective amendment to the registration statement.

Very truly yours,

/s/ Patrick D. Ivkovich

Patrick D. Ivkovich

Senior Counsel

cc:	Dodie Kent

Timothy Graves